      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          -------------------------

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

                          -------------------------


            DELAWARE                                      4841                               54-14869888
  (State or other jurisdiction        (Primary Standard Industrial Classification         (I.R.S. Employer
of incorporation or organization)                      Code Number)                      Identification No.)

                          -------------------------

                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          -------------------------

                              ROBERT D. HOSTETLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AMERICAN TELECASTING, INC.
                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533


     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          -------------------------

                                   Copies to:
                             ROBERT N. JENSEN, ESQ.
                            MCDERMOTT, WILL & EMERY
                              1850 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                          -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.[ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box.[x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                          -------------------------

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
   Title of Each                         Proposed Maximum    Proposed Maximum
     Class of          Amount to be     Offering Price per  Aggregate Offering        Amount of
 Securities to be       Registered           Share(1)            Price(1)          Registration Fee
    Registered
----------------------------------------------------------------------------------------------------------
Common stock, par
value $.01 per share    4,082,436 shares     $9 5/8 (2)         $39,293,447             $13,550
==========================================================================================================


    (1) Estimated solely for the purpose of calculating the registration fee.
    (2) Calculated in accordance with Rule 457(c) under the Securities Act based upon the last reported sale price of securities of the same class on November 12, 1996, as quoted on the Nasdaq National Market.

                          -------------------------

            THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                                           SUBJECT TO COMPLETION
                                                               November 13, 1996



***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy nor *
*  shall there be any sale of these securities in any State in which      *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                      [AMERICAN TELECASTING, INC. LOGO]

                       4,082,436 SHARES OF COMMON STOCK

                          -------------------------

            All of the 4,082,436 shares (the "Shares") of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of American Telecasting, Inc. ("ATI") offered hereby are being offered by the Selling Shareholders named herein under the caption "Selling Shareholders" (the "Selling Shareholders") and are presently outstanding. ATI will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Shares were, or will be, issued by ATI to the Selling Shareholders upon the conversion of outstanding shares of ATI's Series B Convertible Preferred Stock sold to the Selling Shareholders in a private placement in October 1996, as more fully described herein. This Prospectus is to be used in connection with the sale of the Shares from time to time by the Selling Shareholders.

            ATI has agreed with the Selling Shareholders to register the Shares offered hereby. ATI has also agreed to pay certain fees and expenses incident to such registration. It is estimated that the fees and expenses payable by ATI in connection with the registration of the Shares will be approximately $50,000. ATI intends to keep the registration statement, of which this Prospectus is a part, effective for a period of no longer than 365 days from the date of this Prospectus.

            The Common Stock is quoted on The Nasdaq Stock Market (National Market) under the symbol "ATEL." On November 12, 1996, the last reported sale price for the Common Stock was $9 5/8 per share.

            The Selling Shareholders may, from time to time, sell all or part of the Shares offered hereby on the Nasdaq Stock Market or any other securities exchange on which the Common Stock is then traded or in the over-the-counter market, at prices and at terms then prevailing, or in negotiated transactions or otherwise. The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any sale, are unknown and may vary from transaction to transaction. See "Plan of Distribution." Upon the sale of the Shares offered hereby, Selling Shareholders and participating agents, brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act") and commissions or discounts or any profit received on the sale of such securities by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders have advised ATI that, as of the date hereof, they have made no arrangements with any brokerage firm for the sale of their Shares.

                          -------------------------

            THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                          -------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                     REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                          -------------------------

                THE DATE OF THIS PROSPECTUS IS         , 1996.

                             AVAILABLE INFORMATION

            ATI has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act, for the registration of the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to ATI and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes incorporated by reference herein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

            ATI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information filed by ATI with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

            The following documents have been filed by ATI with the Commission pursuant to the requirements of the Exchange Act and are hereby incorporated herein by reference and made a part of this Prospectus:

            (i) ATI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;
            (ii) ATI's Proxy Statement for its 1996 Annual Meeting of Stockholders;
            (iii) ATI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;
            (iv) ATI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996;
            (v) ATI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996;
            (vi)     ATI's Current Report on Form 8-K dated May 10, 1995;
            (vii)    ATI's Current Report on Form 8-K dated December 28, 1995;
            (viii)   ATI's Current Report on Form 8-K dated January 5, 1996;
            (ix)     ATI's Current Report on Form 8-K dated January 22, 1996;
            (x)      ATI's Current Report on Form 8-K dated April 1, 1996;
            (xi)     ATI's Current Report on Form 8-K dated July 29, 1996;
            (xii)    ATI's Current Report on Form 8-K dated August 7, 1996; and
            (xiii)   ATI's Current Report on Form 8-K dated August 7, 1996.

            All reports and other documents filed with the Commission by ATI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     ATI will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                           American Telecasting, Inc.
                       5575 Tech Center Drive, Suite 300
                       Colorado Springs, Colorado 80919
                       Attention: Securityholder Relations
                       Telephone number: (719) 260-5533

                                  THE COMPANY

    GENERAL

            The Company is a leading operator of wireless cable television systems. As of September 30, 1996, the Company provided subscription television service to approximately 179,500 subscribers through 39 operational systems located in 19 states. In addition to its operational systems, as of September 30, 1996, the Company held significant channel interests in 16 other markets where it expects to construct wireless cable systems in the future, assuming, among other factors, the availability of financing as discussed herein. As of September 30, 1996, the Company had approximately 11.0 million Estimated Households in Service Area (as defined herein) in its operational or target markets, although some of these households will be "shadowed" and unable to receive the Company's service due to certain characteristics of the particular market, such as transmitter height and transmission power, terrain and foliage ("Line-of-Sight Constraints"). The percentage of Estimated Households in Service Area that may be shadowed due to Line-of-Sight Constraints generally ranges from 10 to 50% depending upon the market.

            Wireless cable systems use microwave frequencies authorized by the Federal Communications Commission (the "FCC") to broadcast from a single transmission site to a receiving antenna at each customer's location. Wireless cable technology provides a relatively low cost medium to transmit video entertainment and information services to customers in single family homes, multiple dwelling unit properties and commercial properties. Unlike traditional franchise cable systems, wireless cable systems do not require extensive coaxial cable networks, amplifiers and related equipment. As a result, capital costs and transmission-related operating costs are substantially less than those of a typical franchise cable system. Due to this comparative economic advantage, the Company generally has been able to charge 20 to 30% less than its franchise cable competitors. The Company expects to maintain its cost and pricing advantage despite the deployment of other emerging technologies, such as fiber optic systems and direct broadcast satellite transmission, by existing and new competitors in the subscription television industry.

            The Company differentiates itself from its franchise cable competitors both by utilizing its lower cost structure to offer customers lower prices and by emphasizing its strong commitment to customer service. The Company focuses primarily on developing wireless cable systems in mid-sized markets where terrain and other conditions are conducive to economical delivery of wireless cable services. The Company targets value-conscious customers in both cabled and uncabled areas with its programming, which includes ESPN, CNN, USA Network, Nickelodeon, Discovery, regional sports channels, MTV, local broadcast channels and other "basic" channels. The Company also offers Home Box Office, Showtime and The Disney Channel as "premium" channels, as well as selected pay-per-view services.

            During 1996, the Company has focused on managing its existing systems through more efficient and cost-effective methods, planning for the implementation of a digital technology strategy for video and other services in select markets, and developing strategic alliances. During the remainder of 1996 and in 1997, the Company intends to continue the growth of certain of its analog wireless cable systems that management believes can achieve stable customer bases with a favorable balance of customer growth, subscriber capital investment, and expenses. Other systems operated by the Company will not be managed for customer growth, but rather for optimal cash flow from existing customers. In these systems, the Company intends to focus its marketing efforts on new commercial and multiple dwelling unit customers.


    RECENT DEVELOPMENTS

            Operating Results. The number of subscribers to the Company's wireless cable service increased from 106,500 to 173,700 in 1995. Approximately 37% of this growth was due to systems acquired during the year and approximately 63% resulted from internal growth. During 1995, the Company acquired eight operating wireless cable systems and completed construction and commenced operation of systems in Ft. Collins and Greeley, Colorado; Yuba City, California; and Lincoln, Nebraska. As of September 30, 1996, the Company provided subscription television service to approximately 179,500 subscribers.

            Financing Activities. In August 1995, the Company completed an offering of units consisting of 14 1/2% Senior Discount Notes due 2005 and warrants to purchase an aggregate of 943,956 shares of Common Stock ("the 1995 Units Offering"), resulting in net proceeds to the Company of approximately $94.9 million. In May 1996, the Company completed a public offering (the "1996 Primary Offering") of 1,700,000 shares of its Common Stock at a price of $12 5/8 per share, resulting in net proceeds to the Company of approximately $19.9 million. In August 1996, the Company completed a private placement of 100,000 shares of Series B Convertible Preferred Stock (the "1996 Private Placement"), resulting in net proceeds to the Company of $9.4 million. On October 25, 1996, the Company completed a private placement (the "October 1996 Private Placement") of an additional 150,000 shares of Series B Convertible Preferred Stock, resulting in net proceeds to the Company of $14.3 million.

            Acquisitions. Since May 1993, the Company has acquired 22 operational wireless cable systems and wireless cable channel rights in 18 additional markets. On January 30, 1995, the Company acquired an operating wireless cable system in Medford, Oregon (the "Medford Acquisition"), which served approximately 900 subscribers as of the date of acquisition. On March 7, 1995, the Company acquired an operating wireless cable system in Sheridan, Wyoming (the "Sheridan Acquisition"), which served approximately 600 subscribers as of the date of acquisition. On May 10, 1995, the Company completed the acquisition of a 65% ownership interest in Fresno MMDS Associates (the "Fresno Partnership"), a partnership that operates wireless cable systems in each of Fresno, Visalia and Merced, California (the "FWCTI Acquisition"). The systems acquired in the FWCTI Acquisition collectively served approximately 14,200 subscribers as of the date of acquisition. On July 14, 1995, the Company acquired an operating wireless cable system in Redding, California, which served approximately 200 subscribers as of June 30, 1995. On September 15, 1995, the Company acquired (the "Superchannels Acquisition") 58% of the outstanding common stock of Superchannels of Las Vegas, Inc. ("Superchannels"). Superchannels operates a wireless cable system in Las Vegas, Nevada, which served approximately 4,300 subscribers as of the date of acquisition. On November 30, 1995, the Company acquired an operating wireless cable system serving Rapid City, South Dakota (the "Rapid City Acquisition"), which served approximately 4,500 subscribers as of the date of acquisition.

            On June 28, 1996, the Company entered into a definitive agreement to acquire wireless cable channel rights and certain other subscription television assets in Cincinnati, Ohio (the "Cincinnati Acquisition") for aggregate consideration of approximately $5.2 million (of which approximately $2.2 million has been paid). Also on June 28, 1996, the Company acquired certain of the Cincinnati subscription television assets, and entered into a management agreement to operate the subscription television assets that it has not yet acquired. The subscription television assets acquired or to be acquired by the Company in connection with the Cincinnati Acquisition served approximately 3,100 subscribers as of June 28, 1996. On July 29, 1996, the Company and CS Wireless Systems, Inc. ("CS") executed a non-binding letter of intent pursuant to which the Company will exchange all of its wireless cable assets in Louisville, Kentucky; Little Rock, Arkansas; Oklahoma City, Oklahoma and Wichita, Kansas (the "ATI Systems") for all of CS's wireless cable assets in Minneapolis, Minnesota; and Stockton, Modesto and Bakersfield, California (the "CS Markets") plus approximately $5.5 million in cash (the "CS Exchange"). The ATI Systems currently serve approximately 27,000 customers in service areas consisting of approximately 1.3 million households. The CS Markets currently serve approximately 13,500 subscribers in service areas consisting of approximately 1.5 million households. In connection with the CS Exchange, ATI will transfer the BTA (as defined herein) license for the Wichita market to CS and CS will cause to be transferred to ATI the BTA licenses for Minneapolis, Stockton, Modesto and Bakersfield. Except as described above, as of the date of this Prospectus, the Company has no written agreements, arrangements or understandings to acquire any material wireless cable businesses or assets, although the Company continuously pursues opportunities to acquire, sell or exchange businesses and channel rights consistent with its business plan. There can be no assurance that a definitive agreement will be reached with respect to the CS Exchange or that the CS Exchange or the Cincinnati Acquisition will be consummated.


            In October 1996, the Company completed the sale of its Yankton, South Dakota wireless cable system and its wireless cable channel assets in Sioux Falls, South Dakota for cash consideration totaling $3.0 million (of which approximately $400,000 is being held in escrow pending completion of certain post closing events).

            RBOC Investments. A significant recent development in the wireless cable industry has been the investment by regional Bell operating companies ("RBOCs") in wireless cable companies. For example, during 1995, Bell Atlantic and NYNEX invested $100.0 million in CAI Wireless Systems, Inc. ("CAI") and Pacific Telesis ("PacTel") acquired both Cross Country Wireless, Inc. ("Cross Country") and Wireless Holdings, Inc. ("Wireless Holdings") for aggregate purchase prices of approximately $175.0 million each. The Company is pursuing opportunities to enter into strategic relationships with RBOCs or other providers of telecommunications services. Such relationships could involve, among other things, joint ventures, sales or exchanges of stock or assets, or loans to or investments in the Company by strategic partners. As of the date of this Prospectus, the Company has not reached any agreements or understandings with respect to such relationships, and there can be no assurance that any such agreements or understandings will be reached.

            BTA Auction. The Company participated in the FCC's recent auction of the rights to apply for and obtain available Multipoint Distribution Service ("MDS") licenses in 493 designated basic trading areas ("BTAs") throughout the United States. The winning bidder in each BTA obtained the exclusive right to apply for available MDS licenses in that BTA and will receive the channel authorizations as long as it has paid the FCC the balance due on its bid and its station proposals comply with the FCC's interference requirements and other rules. However, in order to provide wireless cable service in these markets, the BTA winner must secure the right to use a site for a transmission facility and also may need to obtain the consent of other parties for the acceptance of interference from its proposed stations. The Company was the winning bidder in 59 BTAs and has filed either applications for new stations or statements of intention indicating its future plans with respect to each such BTA. The FCC must approve the applications before the MDS authorizations will be issued. Competing applications cannot be filed but the FCC will consider petitions to deny the auction winners' applications. Petitions to deny or similar pleadings have been filed against certain of the Company's post-auction applications and statements of intention. The Company has filed responses to such submissions with the FCC. To date, the FCC has issued public notices announcing that it is ready to grant authorizations to the Company for 55 of the BTAs for which the Company was the winning bidder and the Company has paid the FCC the balance due on its bids for such BTAs. The authorizations for many of these BTAs have not yet been issued by the FCC. There can be no assurance that the FCC will approve all of the Company's applications, and the Company cannot reasonably predict when such approvals will be given, or, even if granted, whether the Company will ultimately have access to a sufficient number of channels to have a viable system in each BTA for which it was the winning bidder. Regardless of whether the Company initially applied for additional MDS authorizations in any of its BTAs, as long as the Company continues to hold the BTA rights, other entities seeking new licenses or certain modifications to existing licenses within the Company's BTAs must seek approval from the Company, as the BTA owner. Similarly, to the extent the Company wishes to obtain new licenses or certain modifications to its existing licenses in markets in which it was not the BTA winner, it will be required to negotiate with the BTA owner for approval of such licenses or modifications. See "Risk Factors--Regulation."

            Recent Legislation. On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was enacted. Among other things, the 1996 Act eliminates the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or other video delivery system. Conversely, cable companies are now permitted to provide telephone services. As a result of these developments, the Company may experience increased competition from telephone companies, which have significantly greater financial and other resources than the Company.

            ATI was incorporated in Delaware in December 1988 and has its principal executive offices at 5575 Tech Center Drive, Suite 300, Colorado Springs, Colorado 80919. ATI's telephone number is (719) 260-5533. ATI operates its wireless cable systems through its subsidiaries. Except as otherwise indicated, references in this prospectus to ATI refer solely to American Telecasting, Inc. and references to the "Company" refer to American Telecasting, Inc. and its subsidiaries collectively.

                                 RISK FACTORS

            In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.


            Cash Flow Required to Service Substantial Indebtedness. The Company is highly leveraged. As of September 30, 1996, the Company had $275.5 million of outstanding indebtedness and stockholders' equity of $29.7 million. The indentures (the "Indentures") relating to the Company's 14 1/2% Senior Discount Notes due 2004 (the "2004 Notes") and the 2005 Notes (collectively, the "Notes") may permit the Company to incur additional indebtedness in the future, subject to certain limitations. Subject to the terms of the Indentures, certain indebtedness of ATI's subsidiaries may be secured by the assets of ATI and its subsidiaries. The Company has one revolving credit facility (the "Credit Facility") under which maximum potential borrowings currently aggregate $8.5 million, although no amounts are currently available for borrowing under such Credit Facility.
    Effective June 30, 1996, the Credit Facility was amended (the "Amended Agreement") to, among other things, modify certain of the financial and other operating covenants specified in the original agreement. In addition, past violations of certain financial and other operating covenants associated with the Credit Facility were waived by the bank. In exchange for the bank's entering into the Amended Agreement, the Company agreed to cause the bank's participation in the Credit Facility to be eliminated, by March 31, 1997, through prepayment by the Company of all amounts due, assignment of the bank's participation to a third party lender or lenders, which may include ATI, or some combination of the foregoing.
    In connection therewith, as of September 30, 1996 ATI has purchased, in the aggregate, a $3.5 million participation in the Credit Facility from the bank. The bank's participation in the Credit Facility is required to be further reduced by $2.0 million on December 31, 1996, with any remaining participation by the bank to be fully reduced by March 31, 1997. As of September 30, 1996, the Company was not in compliance with the maximum indebtedness per subscriber covenant of the Credit Facility. The Company and the bank have agreed in principle upon the terms of an amendment to the Credit Facility which would waive such noncompliance and modify certain future financial covenants. In connection with the amendment, ATI has agreed to guaranty the outstanding indebtedness under the Credit Facility. Effectiveness of the amendment is subject to definitive documentation. As of September 30, 1996, $5.0 million was outstanding under the Credit Facility. Outstanding borrowings under the Credit Facility bear interest at the bank's prime rate plus 2.25% (10.50% at September 30, 1996).

            Since inception, the Company's cash flow from operations has been insufficient to cover its fixed charges. There can be no assurance that ATI will be able to generate sufficient cash flow in the future to cover required interest and principal payments associated with its outstanding indebtedness. Commencing December 15, 1999, cash interest on the 2004 Notes will be payable at the rate of 14.5% per annum (approximately $28.5 million per annum). Commencing February 15, 2001, cash interest on the 2005 Notes will be payable at the rate of 14.5% per annum (approximately $29.2 million per annum). The full principal amount of the 2004 Notes, which is approximately $196.9 million, will become due on June 15, 2004. The full principal amount of the 2005 Notes, which is approximately $201.7 million, will become due on August 15, 2005. Many factors, some of which will be beyond ATI's control, will affect its cash flow from operations and, thereby, its ability to service its indebtedness. If ATI were to be unable to meet interest and principal payments on its outstanding indebtedness in the future, it may, depending upon the circumstances which then exist, find it necessary to seek additional equity or debt financing, refinance its existing indebtedness or sell assets to raise funds to repay its indebtedness. Any such actions may require the approval of existing and future lenders to ATI or its subsidiaries or be limited by the terms of the instruments relating to their indebtedness, including the Indentures. There can be no assurance that sufficient equity or debt financing would be available or, if such financing were available, that it would be on terms acceptable to ATI. In addition, there can be no assurance that ATI would be able to refinance its existing indebtedness or that sufficient funds could be raised through asset sales.

            History of Losses and Negative Operating Cash Flow. The Company has incurred negative cash flow from operations, as well as operating and net losses, in each year since its inception in 1988. As of September 30, 1996, the Company had an accumulated deficit of approximately $149.3 million. Losses incurred since inception are attributable primarily to start-up costs, interest expense and depreciation of assets required to develop wireless cable systems in various markets. The Company expects to incur additional operating and net losses in the foreseeable future, depending upon its rate of growth and future acquisitions. There can be no assurance that the Company will ever generate sufficient operating revenues to achieve or sustain positive cash flow from operations.

            Significant Future Capital Needs. The development of wireless cable systems requires substantial investment on an ongoing basis to finance capital expenditures and other expenses necessary to achieve subscriber growth. The Company will require additional equity, debt or other financing to fund its projected needs for working capital (including debt service), as well as its capital expenditure requirements for its existing systems and markets not yet launched (including costs associated with conversion of certain of its existing systems to digital operations). Management plans to meet its future cash needs through a combination of equity, subordinated debt and bank financing, and from cash generated from operations. In addition, the Company may finance its future development of wireless cable systems, acquisitions of wireless cable systems and channel rights, and general corporate activities through joint ventures or other arrangements. Without such additional financing, the Company will be required to significantly curtail its operations and expansion plans. As a result of certain covenants in the Indentures, the Company's additional borrowing capacity (other than debt which may be issued to a strategic investor that is subordinated to the Notes) was limited to approximately $5.7 million as of September 30, 1996. Accordingly, the Company's ability to finance ongoing working capital and system expansion requirements from borrowings under existing or future credit facilities is currently limited by the terms of the Indentures, and may also be limited by the Company's inability to generate sufficient earnings to cover its fixed charges. As a result, the bulk of the Company's current financing requirements can be met only through equity financing or subordinated debt provided by a strategic investor, and not through other sources of debt financing. See " -- Cash Flow Required to Service Substantial Indebtedness." There can be no assurance that the Company will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet its future financing needs. The Company's future capital requirements will depend upon a number of factors, including marketing expenses, staffing levels, and subscriber growth and turnover, as well as other factors that are not within the Company's control, such as competitive conditions, programming costs and capital costs. The lack of available additional capital could have a significant negative effect on the Company's growth rate and its ability to compete successfully in the subscription television industry.

            Possible Non-Consummation of Strategic Relationships. The Company is pursuing opportunities to enter into strategic relationships with RBOCs or other providers of telecommunications services. As of the date of this Prospectus, the Company has not reached any agreements or understandings with respect to such relationships, and there can be no assurance that any such agreements or understandings will ever be reached. If any agreements or understandings are reached, consummation of such strategic relationships likely will require the consent of holders of the Notes.

            Limited Operating History; Early Stage Company. The Company first began providing subscription television service in December 1989. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. In addition, prospective investors should be aware of the difficulties encountered by enterprises in early stages of development, especially in view of the intense competition that is characteristic of the subscription television industry. Given the Company's limited operating history, there can be no assurance that it will be able to develop a sufficiently large subscriber base to achieve or sustain positive cash flow from operations and to compete successfully in the subscription television industry.

            Prohibition on Subsidiaries Transferring Funds to ATI. The Credit Facility contains covenants prohibiting certain of ATI's subsidiaries from transferring funds in the form of cash dividends, loans or advances to ATI. ATI's ability to use operating cash flow from one system to support development of other systems and to pay ATI's administrative expenses is limited by such covenants. In addition, the Indentures prohibit ATI from declaring cash dividends, among other things.

            Competition and New Technologies. The subscription television industry is a highly competitive business. Wireless cable systems typically compete with both franchise cable companies (locally authorized providers of subscription television service that use coaxial cable, fiber optic or other continuous network distribution media to deliver programming) and satellite delivery systems, although recent regulatory changes and technological developments have encouraged new competitors, such as telephone companies, to enter the subscription television business. Many of the Company's existing or potential competitors have substantially greater name recognition and financial, technical and human resources than the Company and may be better equipped to develop and operate systems providing subscription television service. While the Company believes that its ability to charge lower prices provides a competitive advantage, aggressive price competition by any existing or new company in the subscription television industry would have a material adverse effect on the Company's results of operations and financial condition. Subscription television providers also compete with conventional television stations and video rental stores, among others. In addition, within each market, the Company initially must compete with others to acquire, from the limited number of channel licenses issued, a minimum number of channels needed to establish a viable system.

            New and advanced technologies for the subscription television industry, such as digital compression, fiber optic networks, direct broadcast satellite transmission, and 28 GHz microwave transmission, are in various stages of development. These technologies are being developed and supported by entities, such as franchise cable companies and regional telephone companies, that have significantly greater financial and other resources than the Company. When deployed, these new technologies could have a material adverse effect on the demand for wireless cable service. There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

            Regulation. The right to broadcast on wireless cable frequencies is heavily regulated by the FCC. In each metropolitan statistical area, the FCC has authorized only up to 33 channels for transmission of wireless cable programming. Up to 13 channels typically can be owned by commercial operators for full-time usage without programming restrictions. The remaining 20 channels typically are authorized for educational purposes, although excess capacity can be leased by wireless cable operators, subject to certain programming restrictions. Licenses for both commercial and educational channels are granted based upon applications filed with the FCC. FCC approval also is required for assignment of existing licenses or transfer of control of license holders. Recently, the FCC conducted an auction of the rights to apply for and obtain available MDS licenses in 493 designated BTAs. While the Company was the winning bidder in 59 BTAs, it did not win the BTA rights in all of its operational or target markets. To the extent that the Company wishes to obtain new licenses or certain modifications to its existing licenses in these BTAs, it will be required to negotiate with the BTA owner for approval of such licenses or modifications. The requirement for approval of new licenses and certain license modifications by the FCC, as well as the BTA owner in BTAs not owned by the Company, could delay or impede the Company's ability to launch new systems and/or expand the capacity of its existing systems. FCC licenses are limited in duration and subject to renewal procedures. While current FCC rules are intended to promote development of a competitive subscription television industry, the rules and regulations affecting the subscription television industry could change, and any future changes in FCC rules, regulations, policies or procedures could have a negative impact on the industry as a whole and the Company in particular.

            The FCC has recently adopted rules that would permit MDS and ITFS facilities to operate using digital compression. The Company is preparing and filing applications to permit certain of its operational systems to convert to digital operations. While digital compression will allow the Company to increase the variety and amount of the programming that it provides, there is substantial cost involved in applying for and constructing digital systems.

            The Commission has recently adopted a rule which prohibits state, local and nongovernmental restrictions that impair the installation and signal reception of certain MDS and ITFS antennas, unless such regulations are for safety or historical preservation purposes. This rule should enhance the Company's ability to provide service to subscribers.

            The Communications Act of 1934 (the "Communications Act") provides that certain types of FCC licenses shall not be held directly by corporations of which non-U.S. citizens or entities ("Aliens") own of record or vote more than 20% of the capital stock. In situations in which such an FCC licensee is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock. ATI's Restated Certificate of Incorporation requires that all of its officers and directors be U.S. citizens and empowers the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted number of outstanding shares of capital stock of ATI are owned or voted by Aliens. Moreover, the Restated Certificate of Incorporation provides that, in such a situation, no transfers of shares may be made to Aliens and the shares which caused the Company to exceed the statutory limit may neither be voted, receive dividends nor be entitled to any other rights, until transferred to U.S. citizens.

            On February 8, 1996, the 1996 Act became law. Among other things, the 1996 Act eliminates the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or other video delivery system. Conversely, cable companies are now permitted to provide telephone services. The 1996 Act also limits and, in some cases, eliminates FCC regulation of cable rates established by the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), depending upon the size of the cable system and whether the system is subject to effective competition and the nature of the rate. The 1996 Act also provides cable operators with greater flexibility to offer lower rates to certain of their customers and, consequently, the ability to provide discounts to subscribers served, or potentially served, by the Company. The 1996 Act vests the FCC with exclusive jurisdiction over the provision of DBS service and preempts the authority of local authorities to impose certain taxes on such service. Because the FCC has not yet promulgated rules implementing many of the provisions of the 1996 Act, management is unable to predict at this time the impact of the 1996 Act on the Company in particular or the wireless cable industry as a whole.

            Wireless cable operators are subject to regulation by the Federal Aviation Administration and the FCC with respect to construction of transmission towers and certain local zoning regulations affecting construction of towers and other facilities. There also may be restrictions imposed by local authorities, neighborhood associations and other similar organizations limiting the use of certain types of reception equipment used by the Company.

            Legislation has recently been introduced in several states that would authorize state and local authorities to impose taxes on providers of video programming, including wireless cable operators, based upon their gross receipts. Because the nature of any such legislation if enacted, is unknown, the Company cannot predict what impact such legislation would have upon its results of operations and financial condition.

            Future changes in the foregoing regulations, or any other regulations applicable to the Company, could have a material adverse effect on the Company's results of operations and financial condition.

            Dependence Upon Program Material and Channel Lease Agreements. The Company has fixed-term contracts with various program suppliers, such as ESPN, HBO and Showtime. These contracts generally cover a period of two years and are typically renewable upon expiration. Although the Company has no reason to believe that these contracts will be terminated or will not be renewed upon expiration, if the contracts are not renewed for any reason, the Company will be required to seek program material from other sources. While recent legislation requires that vertically integrated multiple cable system operators sell programming to their competitors on fair and reasonable terms, that legislation is the subject of various legal challenges. If the legislation were to be found unconstitutional or were superseded by legislation adopting less restrictive requirements for programmers, programmers might raise their prices or make their programs unavailable to the Company.

            The Company is also dependent on long-term leases with third parties for the majority of its wireless cable channels. Under FCC rules, the term of certain of the leases cannot exceed the term of the license granted by the FCC to the lessor (typically ten years). While many of the Company's leases provide for automatic renewals, or require the parties to negotiate renewals in good faith upon expiration, there can be no assurance that these leases will be renewed or extended beyond their current terms or on terms satisfactory to the Company. Similarly, the failure by these lessors to comply with the terms of their FCC authorizations or the FCC's rules could result in the termination or forfeiture of their authorizations or denial of their renewal by the FCC. Such terminations, forfeitures or denials of renewal by the FCC or failure to obtain renewal of channel lease agreements would result in the Company's having to reduce the amount of programming it offers.

            Difficulties and Uncertainties of a New Industry. While wireless cable television is not a new technology, it is a new industry with a short operating history. Potential investors should be aware of the difficulties and uncertainties that are normally associated with new industries, such as lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop and survive as a viable industry.

            Management of Growth. The Company has experienced rapid growth in its number of employees, the scope of its operating and financial systems, and the geographic area of its operations. This growth has increased the operating complexity of the Company, and has increased the level of responsibility for both existing and new management personnel. In managing this growth, the Company will be required to continue to improve its operating and financial systems and to expand, train and manage its employee base. There can be no assurance that the Company will be able to improve its operating and financial systems to keep pace with its expected growth or to attract and retain a sufficient number of qualified employees to meet the Company's needs during its growth.

            Physical Limitations of Wireless Cable Transmission. In order to be effective, wireless cable transmission requires a clear "line-of-sight" between the microwave transmitter located on the operator's transmission antenna and the microwave receiver located on a subscriber's home or building. A portion of the homes within a wireless cable operator's broadcast signal area may be unable to receive wireless cable service due to signal obstructions such as hills, tall buildings and dense foliage. Certain of these signal blockages can be ameliorated by increasing transmission power and using engineering techniques such as pre-amplifiers, beam benders and signal repeaters, which increase the cost per subscriber. Franchise cable operators do not have line-of-sight concerns and, therefore, may have a competitive advantage over wireless cable operators in those areas where the reception of wireless cable signals is difficult or impractical.

            Minority Interests in Certain Subsidiaries. ATI is a holding company that conducts most, and may in the future conduct all, of its business through its subsidiaries. ATI's subsidiaries include non-operating subsidiaries that hold channel interests, subsidiaries that operate systems, and subsidiaries that do both. Certain of ATI's subsidiaries are not wholly-owned. Although ATI has a sufficient interest in each of its subsidiaries to be able to exercise control over them, ATI may owe a fiduciary duty to the holders of various minority interests in its subsidiaries, and may be required to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties.

            Control by Existing Stockholder. As of September 30, 1996, Donald
    R. DePriest, Chairman of the Board of ATI, controlled directly or indirectly 24.8% of the total outstanding Common Stock (including the 11.8% which was held of record by MCT Investors, L.P.). Thus, Mr. DePriest holds a substantial ownership interest in ATI and may be in a position to significantly influence the election of ATI's directors and otherwise control the business and affairs of the Company.

            Anti-Takeover Provisions. ATI's Restated Certificate of Incorporation, the Delaware General Corporation Law, the Indentures and the Credit Facility contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. The existence of these provisions may have a negative effect on the market price of the Common Stock. See "Description of Capital Stock-- Certain Charter Provisions and Delaware Law."

            Possible Volatility of Price of the Common Stock. The market price of the Common Stock has been, and may continue to be, subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in estimates by analysts, conditions in the wireless cable industry, or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies and are often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the price of the Common Stock.

            Shares Eligible for Future Sale. The sale, or availability for sale, of substantial amounts of Common Stock in the public market in connection with or subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its securities. As of September 30, 1996, 19,852,912 shares of Common Stock were outstanding. Of such 19,852,912 shares, 11,191,016 shares are, and the shares sold pursuant to this Prospectus will be, freely tradeable by persons other than affiliates of the Company without restriction or further registration under the Securities Act. The remainder of the outstanding shares of Common Stock (other than certain shares issued in connection with the Company's employee benefit plans) are currently considered "restricted" or "control" securities within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. In addition, as of September 30, 1996, there were outstanding options and warrants to purchase 2,572,856 shares. Of such options and warrants, options and warrants to purchase 2,231,740 shares of Common Stock currently are exercisable. Assuming exercise of all such options and warrants, 14,000 shares would be restricted or control securities. Holders of 8,659,376 shares of restricted and control Common Stock (excluding shares offered by the Selling Shareholders pursuant to this Prospectus) have been granted registration rights with respect to such Common Stock or the Common Stock issuable upon the exercise of such options and warrants. See "Description of Capital Stock--Shares Eligible for Future Sale; Registration Rights."

            Reliance on Existing Management Team. The Company is dependent upon the efforts and abilities of its existing management team. The loss of one or more members of the Company's management team at any one time could have a material adverse effect upon the Company. The Company currently has employment agreements with Robert D. Hostetler, its President and Chief Executive Officer, and David K. Sentman, its Senior Vice President and Chief Financial Officer. The Company does not maintain any key man life insurance with respect to any of its executive officers or key employees. The Company's success in expanding its operations will depend upon its ability to attract and retain qualified employees to develop and operate its wireless cable systems.

            Dividend Policy. ATI has never declared or paid any cash dividends on the Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors considers appropriate. ATI currently intends to retain earnings, if any, to support continuing growth and expansion. ATI's ability to declare cash dividends on the Common Stock is affected by certain covenants in the Indentures. The ability of ATI's subsidiaries to declare dividends and transfer funds in the form of cash dividends, loans or advances to ATI is restricted by the Credit Facility.

                                USE OF PROCEEDS

            The Company will not receive any proceeds from the sale of the Shares offered hereby. All proceeds from the sale of the Shares will be for the account of the Selling Shareholders described below. See "Selling Shareholders."

                             SELLING SHAREHOLDERS

            The Shares offered hereby were, or will be, issued by ATI to the Selling Shareholders upon the conversion of outstanding shares of ATI's Series B Convertible Preferred Stock sold to the Selling Shareholders in the October 1996 Private Placement. The Shares offered hereby have been registered pursuant to the Company's agreement that it would register the shares of Common Stock issued to the Selling Shareholders. See "Description of Capital Stock - Shares Eligible For Future Sale; Registration Rights." Certain costs, expenses and fees in connection with the registration of the Shares will be borne by the Company.

            The following table sets forth, as of November 8, 1996, the name of each of the Selling Shareholders, the nature of any position, office, or other material relationship which such Selling Shareholder has had with the Company or its affiliates within the past three years, and the number of Shares owned by each such Selling Shareholder as of the date of this Prospectus. The table also sets forth the maximum number of shares of Common Stock owned by each Selling Shareholder that may be offered for sale by this Prospectus, and the number and percentage of shares of Common Stock to be held by each such Selling Shareholder after completion of the offering assuming the sale of the maximum number of Shares offered hereby. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Shareholder shall be deemed an admission by the Company or such Selling Shareholder that such Selling Shareholder is in a "control" relationship with the Company within the meaning of the Securities Act.

                              SHARES BENEFICIALLY                                 NUMBER OF SHARES
                               OWNED PRIOR TO THE                                BENEFICIALLY OWNED
                                    OFFERING             MAXIMUM NUMBER OF       AFTER THE OFFERING
NAME OF SELLING              ----------------------     SHARES TO BE SOLD IN   --------------------
SHAREHOLDER (1)              NUMBER         PERCENT         THE OFFERING       NUMBER       PERCENT
---------------              ------         -------         ------------       ------       -------
Wartone Property Holdings
  Ltd.                       680,406 (2)      3.1%          1,360,812 (2)          -           -
Haletko Ltd.                 680,406 (2)      3.1%          1,360,812 (2)          -           -
Tarian Properties Ltd.       680,406 (2)      3.1%          1,360,812 (2)          -           -

-----------------------

    (1) Except as otherwise noted, none of the Selling Shareholders is a director or officer of the Company or has had any other material relationship with the Company within the past three years, except as a shareholder.

    (2) This assumes conversion of the Series B Preferred Stock using a prevailing market price of $9.21. In order to account for potential decreases in the prevailing market price of the Common Stock between the date of the October 1996 Private Placement and the date of actual conversion, pursuant to the Stock Purchase Agreement governing the October 1996 Private Placement (the "Stock Purchase Agreement"), the Company agreed to register twice as many shares of Common Stock as would have been received by such shareholders if conversion had occurred on the day prior to filing the Registration Statement.

                         DESCRIPTION OF CAPITAL STOCK

            The authorized capital stock of ATI consists of 43,000,000 shares, of which 30,000,000 shares are Common Stock, par value $0.01 per share, 10,000,000 shares are Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") and 3,000,000 shares are preferred stock, par value $0.01 per share (the "Preferred Stock"). Of the Preferred Stock, 500,000 shares are currently designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock"). As of November 8, 1996, there were 19,852,912 shares of Common Stock outstanding and held of record by approximately 320 stockholders, no shares of Class B Common Stock outstanding and 150,000 shares of Series B Preferred Stock outstanding. In addition, as of November 8, 1996, warrants to purchase an aggregate of 1,858,856 shares of Common Stock were outstanding. All of the outstanding warrants are currently exercisable. A total of 1,525,000 shares of Common Stock are reserved for issuance to officers and key employees of the Company under the American Telecasting, Inc. 1990 Stock Option Program, as amended (the "Stock Option Plan"). As of November 8, 1996, options to acquire 714,000 shares of Common Stock were outstanding, 230,600 of which were vested.

    COMMON STOCK

            The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the right of holders of Preferred Stock, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of ATI. Upon liquidation, dissolution or winding up of ATI, the holders of Common Stock are entitled to receive, pro rata, the assets of ATI that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors.

            The Class B Common Stock is identical in all respects to the Common Stock except that the holders of Class B Common Stock, if any, are not entitled to vote on any matters submitted to the stockholders for approval, except as otherwise provided or required by law.

    SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

            As of September 30, 1996, 19,852,912 shares of Common Stock were outstanding and no shares of Class B Common Stock were outstanding. Of such 19,852,912 shares of Common Stock, 11,191,016 shares are, and the shares sold pursuant to this Prospectus will be, freely tradeable without restriction or further registration under the Securities Act, unless acquired by "affiliates" (as defined in Rule 144 of the Securities Act), in which case such shares are subject to the resale limitations of Rule 144. The remainder of the outstanding shares of Common Stock (other than certain shares issued in connection with the Company's employee benefit plans) are currently considered "restricted" or "control" securities within the meaning of the Securities Act and may not be resold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

            In addition to the shares referred to above which are freely tradeable without restriction or further registration under the Securities Act, the Company has registered under the Securities Act an aggregate of 1,525,000 shares reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares upon the exercise of options granted under the plan by non-affiliates in the public market without restriction under the Securities Act, subject to vesting requirements of the Company. In addition, as of September 30, 1996, there were outstanding warrants to purchase 1,858,856 shares of Common Stock. All of such warrants are currently exercisable. Assuming exercise of all such warrants, no shares would be restricted or control securities.

            Pursuant to a series of registration rights agreements (the "Registration Rights Agreements"), certain stockholders of the Company are entitled to rights with respect to the registration under the Securities Act of approximately 8,659,376 shares of outstanding Common Stock (excluding the shares offered pursuant to this Prospectus). While the precise terms of the Registration Rights Agreements vary, the stockholders who are party to such agreements generally have a combination of demand and piggyback registration rights.

            ATI can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Common Stock. Such sales also may make it more difficult for ATI to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate.

    PREFERRED STOCK

            ATI's Restated Certificate of Incorporation authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations, or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. ATI may issue, without approval of the holders of Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of ATI.

            The holders of Series B Preferred Stock are entitled to receive cumulative dividends, to the extent permitted by law, at the rate of five percent per share per annum commencing on the date of issuance of the Series B Preferred Stock and payable solely in shares of Common Stock on the first to occur of the anniversary date of the issuance of the Series B Preferred Stock or the date of conversion thereof. No dividends or other distributions will be paid or declared and set aside for payment on the Common Stock until full cumulative dividends on all outstanding shares of Series B Preferred Stock have been paid or declared and set aside for payment. The Series B Preferred Stock ranks senior to any other class of capital stock of the Company as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

            Each share of Series B Preferred Stock is convertible, at the option of the holder, during the period that commences no later than the 45th day following the date of issuance and ends on the first anniversary of the issuance thereof, into that number of shares of Common Stock that is determined by dividing (a) the sum of (i) the original per share issuance price for each such share of Series B Preferred Stock plus (ii) the amount of all accrued but unpaid dividends on each share of Series B Preferred Stock so converted, by (b) the Conversion Price (as defined herein) in effect at the time of conversion. The "Conversion Price" at any given time shall be equal to 80% of the prevailing market price of the Common Stock, provided that the Conversion Price shall never be greater than $12.50 or less than $2.00. The Company also has the right to require conversion of the Series B Preferred Stock into Common Stock at specified conversion ratios.

    CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

            ATI's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of Common Stock of ATI to remove any director or the entire Board of Directors from office at any time, with or without cause, except as otherwise provided. Also, ATI's Restated Certificate of Incorporation grants the Board of Directors the power to adopt, amend, alter, change and repeal the Bylaws of ATI. The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of Common Stock of ATI is required for the stockholders of ATI to adopt, alter, change or repeal the Bylaws of ATI.

            Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. "Business combinations" include mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" of application of Section 203 through a provision in its certificate of incorporation or by-laws. ATI has not "opted out" of application of Section 203.

            These provisions might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. As a result, the existence of these provisions may have a negative effect on the market price of the Common Stock.

    FOREIGN OWNERSHIP PROVISIONS

            The Communications Act provides that certain types of FCC licenses shall not be held directly by corporations of which Aliens own of record or vote more than 20% of the capital stock. In situations in which such an FCC licensee is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock. ATI's Restated Certificate of Incorporation requires that all of its officers and directors be U.S. citizens and empowers the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted number of outstanding shares of capital stock of ATI are owned or voted by Aliens. Moreover, ATI's Restated Certificate of Incorporation provides that, in such a situation, no transfers of shares may be made to Aliens and the shares which caused the Company to exceed the statutory limit may neither be voted, receive dividends nor be entitled to any other rights, until transferred to U.S. citizens.

    TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                             PLAN OF DISTRIBUTION

            The Shares offered hereby have been registered pursuant to the Stock Purchase Agreement, which requires the Company to register certain shares of Common Stock issued to the Selling Shareholders and to keep such registration effective as specified in such agreement. All of the Shares have been registered to allow their sale other than as restricted securities under the Securities Act. Pursuant to this registration, Selling Shareholders may choose to sell all or any of their Shares from time to time on the Nasdaq Stock Market, or any other securities exchange on which the Common Stock is then traded or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then-current market price or in negotiated transactions. Selling Shareholders may also elect to sell their Shares pursuant to Rule 144 or Rule 144A to the extent such Shares are eligible for sale thereunder. Such sales of Shares may be effected during such time as the Registration Statement is effective.

            The Shares may be sold in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Shareholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to such Selling Shareholder. Broker-dealers who acquire Shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq Stock Market, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Company has been advised that, as of the date hereof, none of the Selling Shareholders have made any arrangements with any broker for the sale of their shares.

            The Selling Shareholders and any participating agents, brokers or dealers may be deemed to be underwriters as such term is defined in the Securities Act and commissions, discounts or any profit realized on the sale of such securities by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus including the Prospectus Supplements, if any, to any person who purchases any of the Shares from or through such dealer or broker.

            The Shares to be offered or sold hereby have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with by the Selling Shareholders.

            Certain costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Shares will be borne by the Selling Shareholders. The Selling Shareholders generally have agreed to indemnify the Company and its affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, the Company generally has agreed to indemnify the Selling Shareholders, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Shares pursuant to this Prospectus, including liabilities arising under the Securities Act.


                                 LEGAL MATTERS

            The validity of the Common Stock offered hereby has been passed upon for the Company by McDermott, Will & Emery, Washington, D.C.

                                    EXPERTS

            The audited consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

            The audited financial statements of Fresno Wireless Cable Television, Inc. and Subsidiary incorporated by reference in this Prospectus have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN
WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.   NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                          -------------------------


                         TABLE OF CONTENTS
                                                     PAGE
                                                     ----
       Available Information . . . . . . . . . .       2
       Incorporation of Certain Information by
         Reference . . . . . . . . . . . . . . .       2
       The Company . . . . . . . . . . . . . . .       4
       Risk Factors  . . . . . . . . . . . . . .       7
       Use of Proceeds . . . . . . . . . . . . .      12
       Selling Shareholders  . . . . . . . . . .      13
       Description of Capital Stock  . . . . . .      14
       Plan of Distribution. . . . . . . . . . .      16
       Legal Matters.  . . . . . . . . . . . . .      17
       Experts . . . . . . . . . . . . . . . . .      17

================================================================================


================================================================================


                               4,082,436 SHARES



                      [AMERICAN TELECASTING, INC. LOGO]


                                 COMMON STOCK

                          -------------------------

                                  PROSPECTUS

                          -------------------------






                                    ,1996


================================================================================

                                    PART II

    ITEM 14.                 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                     SEC registration fee   . . . . . . . . . . . . . . . . . . . . . .        $ 13,550
                     Fees and expenses of counsel . . . . . . . . . . . . . . . . . . .          20,000
                     Fees and expenses of accountants . . . . . . . . . . . . . . . . .           5,000
                     Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . .          11,450
                                                                                                 ------
                     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 50,000
                                                                                                 ======

            Except for the SEC registration fee, all of the foregoing expenses have been estimated. All expenses will be paid by the Company.

    ITEM 15.                 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity of such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

            Article 7 of ATI's Restated Certificate of Incorporation and
    Article 8 of ATI's Amended and Restated ByLaws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by Delaware law.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    ITEM 16.  EXHIBITS

            4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-3 filed with the Commission on April 26, 1996).

            5.1      Opinion of McDermott, Will & Emery.

            23.1     Consent of Arthur Andersen, LLP.

            23.2     Consent of McGladrey Pullen, LLP.

            23.3     Consent of McDermott, Will & Emery (included in Exhibit
                     5.1).

            24.1 Power of Attorney (included on the signature page to the Registration Statement).

    ITEM 17.  UNDERTAKINGS.

    (a)     The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

            provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
        Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on November 8, 1996.



                                        AMERICAN TELECASTING, INC.

                                        By: /s/ ROBERT D. HOSTETLER
                                            ------------------------------
                                            Robert D. Hostetler
                                            President and Chief Executive
                                            Officer


            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald R. DePriest, Robert D. Hostetler and Richard F. Seney and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of American Telecasting, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 8, 1996 by the following persons in the capacities indicated.


            SIGNATURE                                TITLE
            ---------                                -----
    /s/ DONALD R. DEPRIEST             Chairman of the Board and Director
    -------------------------------
    Donald R. DePriest

    /s/ ROBERT D. HOSTETLER            President, Chief Executive Officer and
    -------------------------------       Director (principal executive officer)
    Robert D. Hostetler

    /s/ RICHARD F. SENEY               Vice Chairman of the Board, Secretary and Director
    -------------------------------
    Richard F. Seney

    /s/ DAVID K. SENTMAN               Senior Vice President, Chief Financial Officer and
    -------------------------------       Treasurer (principal financial officer)
    David K. Sentman

    /s/ JOHN R. HAGER                  Controller (principal accounting officer)
    -------------------------------
    John R. Hager

    /s/ MITCHELL R. HAUSER                    Director
    ----------------------------
    Mitchell R. Hauser

    /s/ JAMES S. QUARFORTH                    Director
    ----------------------------
    James S. Quarforth

    /s/ CARL A. ROSBERG                       Director
    ----------------------------
    Carl A. Rosberg

                              INDEX TO EXHIBITS



  EXHIBIT
  NUMBER                   DESCRIPTION
  -------                  -----------
   4.1               Specimen Common Stock Certificate (incorporated by
                     reference to Exhibit 4.1 to Amendment No. 1 to the
                     Company's Registration Statement on Form S-3 filed with
                     the Commission on April 26, 1996).

   5.1               Opinion of McDermott, Will & Emery.

   23.1              Consent of Arthur Andersen, LLP.

   23.2              Consent of McGladrey Pullen, LLP.

   23.3              Consent of McDermott, Will & Emery (included in Exhibit
                     5.1).

   24.1 Power of Attorney (included on the signature page to the Registration Statement).


